UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

MINUTES OF THE 170TH MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 23, 2011

1. DATE, TIME AND PLACE: On February 23 (twenty three), 2011, at 5 p.m., at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the City of São Paulo, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors ("Board").

4. PRESIDING: Chairman – Murilo Cesar Lemos dos Santos Passos and Secretary – Gisélia Silva.

5. AGENDA: Review, discuss and vote on the proposal of the Board of Executive Officers of CPFL Energia to perform the following operations: (i) reverse split and simultaneous split of common shares and (ii) change of the ratio between common shares and American Depositary Receipts ("ADRs").

6. SUBJECTS AND RESOLUTIONS:

The Chairman of the Board opened the meeting and communicated to all members present that the vote of the members appointed by the controlling shareholders would be counted pursuant to items 5.1, 5.6.2, and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examination of the matter contained in the Agenda, it was resolved, unanimously, to approve, as provided in item "q" of Article 18 of the Bylaws of the Company and in accordance with the terms outlined in Board of Executive Officers Resolution No. 2011011:

(i) the proposal for the reverse split and simultaneous split of the common shares of CPFL Energia, subject to approval at an Extraordinary Shareholders Meeting of the Company to be convened for this purpose, pursuant to the following conditions: (a) promote the reverse split of 481,137,130 (four hundred eighty-one million one hundred thirty-seven thousand one hundred and thirty) common shares at a ratio of 10 (ten) to 1 (one), resulting in a first moment, in 48,113,713 (forty eight million one hundred and thirteen thousand, seven hundred and thirteen) common shares, (b) the granting of a period of sixty (60) days until the close of trading during the regular working hours of the stock market (i.e. excluding the after market negotiations on the last day of the deadline), to promote shareholders of the Company as of the date of publication of a material fact, so that, if they so wish they may adjust their positions in multiples of 10 (ten) by trading the common shares on the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), (c) simultaneously with the reverse split of common shares, if approved, to undertake an operation for the split of the common shares at a ratio of 1 (one) to 20 (twenty), so that 48,113,713 (forty eight million one hundred and thirteen thousand, seven hundred and thirteen) common shares are split into 962,274,260 (nine hundred sixty-two million, two hundred seventy-four thousand, two hundred and sixty) common shares and (d) sale at auction to be held at the BM&FBOVESPA of the Company's fractional shares resulting from the reverse split.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

The objective of the reverse split and simultaneous split of the shares is the following: (a) to adjust the share base, with a consequent reduction of administrative and operational costs for CPFL Energia, (b) to improve the efficiency of systems of records, control and disclosure of information to shareholders (c) to adjust the price of the common shares, allowing access to the stock by new investors and (d) to foster greater liquidity of the Company's shares to reduce the individual value compared to the price prior to the reverse split and split operations.

It is hereby noted that as a result of the simultaneous reverse split and split, the caput of Article 5 of the Bylaws will be modified to adjust it to the number of shares into which the capital stock will be divided and that the American Depositary Receipts ("ADRs") that represent common shares of the Company traded on the U.S market through the New York Stock Exchange ("NYSE"), shall not participate in the aforementioned reverse split and simultaneous split operations.

(ii) the proposed change of the ratio for the Company's ADRs from the proportion of 1 (one) ADR for 3 (three) common shares to the proportion of 1 (one) ADR for 2 (two) common shares, with the following objective: (a) to adjust the price of the Company's ADRs on the foreign market, providing access of new investors to the security and (b) to promote greater liquidity of the Company's ADRs by reducing their individual value.

It is noted that the current proposal to change the ratio for the ADRs shall be implemented concurrently with the simultaneous reverse split and split operation, to be submitted for approval by the Company's shareholders, so that the change of the ratio is performed only upon the issuance of a new ADR for every 2 (two) ADRs – without the hypothesis of the existence of fractional ADRs and, in the event of the failure to approve of the reverse split and simultaneous split of the Company's common shares, the proposal hereby approved shall be revised to adjust the procedure to be adopted; and

(iii) the referral of this matter for a decision by the Extraordinary Shareholders Meeting, pursuant to Article 18, item "d" of the Company's Bylaws.

The members hereby state that, based on paragraph 5 of Article 157 of Law no.6404/76 and in Article 6 of CVM Instruction no. 358/02, the Board decided to maintain confidential the approval sought under this meeting until the conclusion of the work and defining of the procedures to be adopted for the implementation of the proposals hereby approved.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

7. CLOSURE: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary.

Murilo Cesar Lemos dos Santos Passos	Robson Rocha
Francisco Caprino Neto	Claudio Guedes Borin Palaia
Ricardo Carvalho Giambroni	Martin Roberto Glogowsky
Ana Dolores M. Carneiro de Novaes
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.